High Roller Technologies, Inc.

400 South 4th Street, Suite 500-#390

Las Vegas, Nevada 89101

(702) 509-524

By Electronic Mail Only

October 7, 2024

United States Securities and Exchange Commission

Division of Corporation Finance

Office of Trade & Services

Washington, D.C. 20549
Attention: Jenna Hough

Re:	High Roller Technologies, Inc. Amendment No. 8 to Registration Statement on Form S-1 Submitted October 7, 2024 File No. 333-276176

Dear Ms. Hough:

High Roller Technologies, Inc. (the “Company,” “we,” “us” or “our”) hereby submits this letter in response to comments from staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”), contained in its letter dated October 4, 2024 (the “Comment Letter”), relating to Amendment No. 7 to Registration Statement on Form S-1, File No. 333-276176, filed with the Commission on September 19, 2024. We are concurrently submitting via EDGAR Amendment No. 8 to the Registration Statement (“Amendment No. 8”).

For your convenience, the paragraphs below include the captions used in the Comment Letter. Our response immediately follows the Commission’s comment, including a page reference to the location of any changes made in Amendment No. 8 in response to the Staff’s comments. Defined terms used but not otherwise defined herein have the meanings ascribed to those terms in Amendment No. 8.

Amendment No. 7 to Registration Statement on Form S-1

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Results of Operations, page 46

1.

You indicate that revenue decreased by 17% for the six months ended June 30, 2024 as compared to the six months ended June 30, 2023 due primarily to your exit of a market due to a change in the regulatory environment. Please revise to name the market you exited. We further note that revenue for this period decreased in every country or region listed, with the exception of Finland. Please revise your disclosure to indicate the reason for the decrease in these regions and whether you believe this decrease is a trend you expect to continue in future financial periods. Add related risk factor disclosure, as appropriate.

RESPONSE: We have revised our disclosures on page 47 to indicate that we have exited Hungary and further provided reasons for changes to our revenue in several countries. The Company respectfully advises the Staff that it believes the existing risk factor discussion of regulatory changes and potential fluctuations in its results of operations adequately describes the trends affecting the period-to-period differences noted by the Staff.  Please see the relevant discussion in the “Risks Related to Government Regulation” subsection of Risk Factors, pages 19-22 and the first risk factor appearing in the "General Risk Factors," on page 36.

Division of Corporation Finance

United States Securities and Exchange Commission

October 7, 2024

We thank the Staff in advance for its review of the foregoing and of Amendment No. 8. If you have further comments, we ask that you forward them by electronic mail to our counsel, Aaron A. Grunfeld Esq. at agrunfeld@grunfeldlaw.com or by telephone at (310) 788-7577.

Very truly yours,

/s/ Ben Clemes
Chief Executive Officer